Exhibit 99.2





news from

FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

FINANCIAL FEDERAL CORPORATION
DECLARES QUARTERLY DIVIDEND

NEW YORK, NY: September 28, 2005 - Financial Federal Corporation (**NYSE: FIF**) today announced its Board of Directors declared a $0.10 per share quarterly dividend on its common stock. The dividend is payable October 31, 2005 to stockholders of record at the close of business on October 14, 2005. The dividend rate is the same as the prior quarter.

Financial Federal Corporation *is an independent financial services company specializing in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit the Company's website at* _www.financialfederal.com_*.*

CONTACT: Steven F. Groth, Chief Financial Officer
                      (212) 599-8000